U.S. SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


                               SCHEDULE 13D



                            Petro Union, Inc.
                             (Name of Issuer)


                       Common Stock, No Par Value
                      (Title of Class of Securities)

                               716456306
                              (Cusip Number)

            Drs. Angelique van den Belt, Avda Puerta Del Mar 5,
                     Suite 115, 29600 Marbella, Spain

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                    10/10/97

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 716456306

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Numbers of Above persons:

     Drs. Angelique van den Belt

2.   Check the appropriate box if a Member of a Group
     (See Instructions)

     a.
     b.

3.   SEC Use Only:


4.   Source of Funds (See Instructions)

     00

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization:

     The Netherlands

Number of Shares Beneficially Owned by Each Reporting Persons
With:

7.   Sole Voting Power:

     78,493

8.   Shared Voting Power:

     0

9.   Sole Dispositive Power:

     78,493

10.  Shared Dispositive Power:

     0

11.  Aggregate Amount Beneficially Owned by each Reporting
     Person:

     78,493

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):

13.  Percent of Class Represented by Amount in Row (11):

     7.8%

14.  Type of Reporting Person (See Instructions):

     IN

Item 1.  Security and Issuer

     This statement relates to the common stock, no par value of Petro Union, Inc. d/b/a Horizontal Ventures, Inc.("Common Stock"), the Issuer, whose address and principal offices are located at 575 Madison Ave., Suite 1006, New York, NY 10022.

Item 2.  Identity and Background

     (a)  Name:  Drs. Angelique van den Belt.

     (b)  Residence or Business Address: Avda Puerta Del Mar 5,
Suite 115, 29600 Marbella, Spain.

     (c)  Principal occupation:

     (d) The filing person has not been convicted in any criminal proceeding during the last five years.

     (e) The filing person has not been a party in the last five years to any civil proceeding, of a judicial or administrative body of competent jurisdiction, which resulted in a judgment or decree, or final order enjoining him, her or it from future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or which found any violation with respect to such laws.

      (f)  Citizenship: The Netherlands.

Item 3.  Source and Amount of Funds or Other Consideration

     Petro Union, Inc. (the "Company") filed a voluntary petition for relief pursuant to Chapter 11 of the United States Bankruptcy Code. Under its First Amended Plan of Reorganization confirmed by the Bankruptcy Court of the Southern District of Indiana on August 28, 1997, the Company's proposal to merge with its largest competitor Horizontal Ventures, Inc. ("HVI") was approved. The Company acquired HVI on September 9, 1997. The shares of the Company received are in consideration for the exchange of the filing person's stock in HVI. The filing person was issued such shares on October 15, 1997.

Item 4.  Purpose of Transaction

     Shares were acquired in merger described in Item 3.

Item 5.  Interest in Securities of the Issuer

     (a)  78,493

     (b)  78,493

     (c)  N/A.

     (d)  N/A.

     (e)  N/A.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     N/A

Item 7.  Material to be Filed as Exhibits




                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 16, 1997       By:
                              Drs. Angelique van den Belt